[redacted]ECURITIES AND EXCHANGE COMMISSION
UNITED STATES
Washington, D.C. 20549

12013786

BB 3/24

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 8 2012
WASH. D.C.
310

SEC FILE
8-66980

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: QUOIN CAPITAL, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1515 Market Street, Suite 1808
(No. and Street)

Philadelphia (City) PA (State) 19002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maceo N. Davis 215-564-1222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klein, David E.
(Name – *if individual, state last, first, middle name*)

3993 Huntingdon Pike, Suite 201 (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 4/5

OATH OR AFFIRMATION

I, Maceo N. Davis swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quoin Capital, LLC., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Heather Davenport

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
HEATHER P. DAVENPORT, Notary Public
City of Philadelphia, Phila. County
My Commission Expires July 13, 2014

This report **contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Members' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l)) An Oath or Affirmation.
- [x] (m) A copy of the SJPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.
- [x] (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240. 17a-5(e)(3).*

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report

March 6, 2012

Quoin Capital, LLC.
1515 Market Street, Suite 1808
Philadelphia, PA 19102

Board of Directors

We have audited the accompanying statement of financial condition of Quoin Capital, LLC., (a limited liability company), as of December 31, 2011, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quoin Capital, LLC. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules I, II, III, and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted

David E. Klein
David E. Klein
Certified Public Accountant

David E. Klein
Certified Public Accountant

MEMBER OF THE AMERICAN AND PENNSYLVANIA
INSTITUTES OF CERTIFIED PUBLIC ACCOUNTANTS

3993 Huntingdon Pike, Suite 201
Huntingdon Valley, Pennsylvania 19006-1931
(215) 947-5474
Fax (215) 947-9706
E-mail: DAVIDKLEINCPA@GMAIL.COM

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

March 6, 2012

Quoin Capital, LLC.
261 Old York Road, Suite 837
Jenkintown, PA 19046

Board of Directors

In planning and performing our audit of the financial statements and supplementary schedules of Quoin Capital, LLC. (the Company) for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted

David E. Klein

David E. Klein
Certified Public Accountant

QUOIN CAPITAL, LLC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

CURRENT ASSETS	
Cash	$ 548,552
Receivables from Brokers and Dealers	12,780
Prepaid Expenses	4,050
Total Current Assets	565,382
FURNITURE AND EQUIPMENT	
Furniture and Equipment, at cost, Less Accumulated Depreciation of $15,041	1,307
TOTAL ASSETS	$ 566,689

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 8,335
Line of credit	49,356
Subordinated note payable-short term	250,000
Due to member	25,000
TOTAL CURRENT LIABILITIES	332,691
Subordinated Loan - Long Term	259,892
Members' Equity (Deficit)	(25,894)
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$ 566,689

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues	
Commissions	$ 74,741
Underwriting	54,099
Interest and Dividends	3,390
Training Income	5,474
Other Income	5,729
Total Revenues	143,433
Expenses	
Clearing Charges	47,437
Commission Expense	6,948
Communication Expense	5,235
Depreciation	852
Interest Expense	5,498
Marketing	2,442
Membership Dues and Subscriptions	6,132
Occupancy Expense	15,323
Officer Communication	24,500
Professional Fees	7,485
Regulatory & Licensing	4,653
Trading Execution Charges	29,985
Travel and Entertainment	8,830
Other Operating Expenses	5,527
Total Expenses	170,847
NET INCOME (LOSS)	($ 27,414)

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
STATEMENT OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2011

Member Units	
Units Outstanding, January 1, 2011	1,304
Units Outstanding, December 31, 2011	1,304
Balance, at Cost, Beginning and End of Year	$ 353,886
Retained Earnings (Deficit)	
Balance, January 1, 2011	($ 347,366)
Net Income (loss)	(27,414)
Distributions to Members	(5,000)
Balance, December 31, 2011	(379,780)
Total Members' Equity (Deficit)	($ 25,894)

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2011

Subordinated Borrowings at January 1, 2011	$ 255,937
Changes in Subordinated Borrowings	
Issuance of Subordinated Note	250,000
Accrued Interest on Subordinated Borrowings	3,955
	253,955
Subordinated Borrowings at December 31, 2011	$ 509,892

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows From Operating Activities:	
Net Income	($ 27,414)
Adjustments to Reconcile Net Income to Net Cash Used by Operating Activities:	
Depreciation Expense	852
Unrealized Gain on Marketable Securities	(4,619)
(Increase) Decrease In Assets:	
Accounts Receivable	(7,122)
Prepaid Expenses	(1,159)
Increase (Decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	2,052
TOTAL ADJUSTMENTS	(5,377)
Net Cash Used By Operating Activities	(32,791)
Cash Flows From Financing Activities:	
Net Increase in Borrowing - Line of Credit	10,851
Proceeds from short term subordinated loan	250,000
Increase in prior subordinated loan	3,955
Increase in due to member	10,000
Distributions to Members	(5,000)
Net Cash Provided By Financing Activities	269,006
Net Increase in Cash	236,215
Cash - January 1, 2011	312,337
Cash - December 31, 2011	$548,552
Supplemental Cash Flows Disclosures:	
Interest Paid	$ 1,543

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
NOTES TO FINANCIAL STATEMENTS DECEMBER 31, 2011

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Quoin Capital, LLC. was established on August 24, 2004 as a limited liability company in the state of Delaware. The Company received its license effective November 17, 2005 as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and the Municipal Securities Rulemaking Boards and sells investments. Quoin Capital is an institutional financial services firm specializing in equity and fixed income trading, public finance, economic commentary and intermarket analysis. The firm started with equity trading in 2005 and has since added capabilities in fixed income trading and public finance.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended December 31, 2011.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line accelerated methods, for financial reporting purposes, over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Office and Computer Equipment	5 Years

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

INCOME TAXES

The Company has elected to the treated as a partnership for federal and state income tax purposes. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their share of the Company's taxable income.

The federal, state and local tax returns of the Company for 2008 through 2011 are subject to examination by the taxing authorities, generally for three years after they were filed.

Note 2

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at December 31,2011 consists of the following:

Furniture	$ 11,406
Computer and Office Equipment	4,942
Total	16,348
Less: Accumulated Depreciation	(15,041)
Total Furniture, Equipment and Depreciation	$ 1,307

Depreciation expense for the year ended December 31, 2011 was $852.

Note 3

COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from investment sales due within thirty (30) days.

Note 4

OPERATING LEASE COMMITMENTS

The Company has entered into leasing arrangements for facilities. Rent expense incurred for the year ended December 31, 2011 was $15,323. As of December 31, 2011, remaining future minimum lease payments are as follows:

December 31, 2012	13,730
December 31, 2013	5,780

Note 5

SUBORDINATED NOTES

The borrowings under subordination agreements at December 31, 2011, are as listed in the following:

Subordinated notes, 1½%, due May 31, 2014, with accrued interest	$259,892
Subordinated note, 1%, due October 31, 2012	250,000
	$509,892

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6

LINE OF CREDIT

The Company has a $50,000 line of credit with Wells Fargo Bank, formerly Wachovia Bank, N.A. Interest is payable monthly at the prime rate. At December 31, 2011 the line of credit outstanding was $49,356. The loan is secured by real estate owned by the managing member of the Company.

Note 7

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain minimum net capital of either $5,000 or 1/15 (6 2/3%) of aggregate indebtedness, whichever is greater. At December 31, 2011, the Company had net capital of approximately $443,749 which was $437,577 in excess of the $6,172 required to be maintained at that date. The Company's net capital ratio was .21 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

Note 8

SUBSEQUENT EVENTS

Management has evaluated events through March 6, 2012, the date on which the financial statements were available to be issued.

Note 9

CONTINGENCIES

In the normal course of business there can be various claims against the Company. In the opinion of the Company's management and counsel, the amount of such losses that might result from these claims, if any, would not materially affect the Company's financial position.

Note 10

RELATED PARTY TRANSACTIONS

The President of the Company loans money to the corporation on a short term basis, as needed, with no interest charged, to be repaid when funds are available. During the year ended December 31, 2011, an additional $10,000 was loaned, and the balance owed to the President at December 31, 2011 was $25,000. See Note 5 for related party subordinated loan.

NOTE 11

CONCENTRATION OF CREDIT RISK

At times, the combined account balances in any one bank are in excess of the $250,000 insured by the Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

SUPPLEMENTARY INFORMATION

QUOIN CAPITAL, LLC.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

NET CAPITAL	
Total Stockholder's Equity Qualified for Net Capital	
Add:	($ 25,894)
A. Subordinated borrowings allowable in computation of net capital	475,000
Total Capital and Allowable Subordinated Liabilities	449,106
Deductions and/or Charges	
A. Non-Allowable Assets	
Receivables - Other	0
Receivables from non-customers	0
Furniture and Equipment	1,307
Other Assets	4,050
Total Deductions/and or Charges	5,357
Net Capital Before Haircuts on Securities Positions	443,749
Haircuts on Securities	
A. Trading Securities	0
B. Mutual Fund Money Market	0
Total Haircuts on Securities	0
Net Capital	$443,749
AGGREGATE INDEBTEDNESS	
Items included in Statement of Financial Condition:	
Accounts Payable, Accrued and Other Liabilities	$ 92,583
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT Minimum Net Capital Required	$ 6,172
Ratio: Aggregate Indebtedness to Net Capital	.21 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$443,260
Net Audit Adjustments	489
Net Capital per above	$443,749

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2011

The Company is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15C3-3):	$ 0
A. Number of Items	$ 0
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ 0
A. Number of Items	$ 0

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2011

Not Applicable

The accompanying notes are an integral part of these financial statements.

QUOIN CAPITAL, LLC.
REPORT CONTAINING FINANCIAL STATEMENTS
AND SUPPORTING SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2011
AND
ACCOUNTANTS' REPORT THEREON PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

QUOIN CAPITAL, LLC.
DECEMBER 31, 2011

INDEX